File No:  333-
                                                          CIK #1025208

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 62

B. Name of Depositor:              Van Kampen American Capital
                                      Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

                                   Van Kampen American Capital
   Chapman And Cutler                Distributors, Inc.
   Attention:  Mark J. Kneedy      Attention:  Don G. Powell, Chairman
   111 West Monroe Street          One Parkview Plaza
   Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of undivided fractional beneficial interests pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee: Not Applicable

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement
______________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

          Van Kampen American Capital Equity Opportunity Trust
                                Series 62
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                    )   Prospectus Front Cover Page

    (b)  Title of securities issued       )   Prospectus Front Cover Page

 2. Name and address of Depositor         )   Summary of Essential Financial
                                          )     Information
                                          )   Fund Administration

 3. Name and address of Trustee           )   Summary of Essential Financial
                                          )     Information
                                          )   Fund Administration

 4. Name and address of principal         )   Fund Administration
      underwriter

 5. Organization of trust                 )   The Fund

 6. Execution and termination of          )   The Fund
      Trust Indenture and Agreement       )   Fund Administration

 7. Changes of Name                       )   *

 8. Fiscal year                           )   *

 9. Material Litigation                   )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding         )   The Fund
      Trust's securities and              )   Taxation
      rights of security holders          )   Public Offering
                                          )   Rights of Unitholders
                                          )   Fund Administration
                                          )   Risk Factors

11. Type of securities comprising         )   Prospectus Front Cover Page
      units                               )   The Fund
                                          )   Trust Portfolios
                                          )   Risk Factors

12. Certain information regarding         )   *
      periodic payment certificates       )

13. (a)  Loan, fees, charges and          )    Prospectus Front Cover Page
         expenses                         )   Summary of Essential Financial
                                          )     Information
                                          )   Trust Portfolios
                                          )
                                          )   Fund Operating Expenses
                                          )   Public Offering
                                          )   Rights of Unitholders

    (b)  Certain information regarding    )
           periodic payment plan          )   *
           certificates                   )

    (c)  Certain percentages              )   Prospectus Front Cover Page
                                          )   Summary of Essential Financial
                                          )    Information
                                          )
                                          )   Public Offering
                                          )   Rights of Unitholders

    (d)  Certain other fees, expenses or  )    Fund Operating Expenses
           charges payable by holders     )    Rights of Unitholders

    (e)  Certain profits to be received   )    Public Offering
           by depositor, principal        )   Trust Portfolios
           underwriter, trustee or any    )
           affiliated persons             )

    (f)  Ratio of annual charges          )   *
           to income                      )

14. Issuance of Trust's securities        )   Rights of Unitholders

15. Receipt and handling of payments      )   *
      from purchasers                     )

16. Acquisition and disposition of        )   The Fund
      underlying securities               )   Rights of Unitholders
                                          )   Fund Administration

17. Withdrawal or redemption              )   Rights of Unitholders
                                          )   Fund Administration
18. (a)  Receipt and disposition          )   Prospectus Front Cover Page
           of income                      )   Rights of Unitholders

    (b)  Reinvestment of distributions    )   *

    (c)  Reserves or special funds        )   Fund Operating Expenses
                                          )   Rights of Unitholders
    (d)  Schedule of distributions        )   *

19. Records, accounts and reports         )   Rights of Unitholders
                                          )   Fund Administration

20. Certain miscellaneous provisions      )   Fund Administration
      of Trust Agreement                  )

21. Loans to security holders             )   *

22. Limitations on liability              )   Trust Portfolios
                                          )   Fund Administration
23. Bonding arrangements                  )   *

24. Other material provisions of          )   *
    Trust Indenture Agreement             )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor            )    Fund Administration

26. Fees received by Depositor           )    *

27. Business of Depositor                )    Fund Administration

28. Certain information as to            )    *
      officials and affiliated           )
      persons of Depositor               )

29. Companies owning securities          )    *
      of Depositor                       )
30. Controlling persons of Depositor     )    *

31. Compensation of Officers of          )    *
      Depositor                          )

32. Compensation of Directors            )    *

33. Compensation to Employees            )    *

34. Compensation to other persons        )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities   )    Public Offering
      by states                          )

36. Suspension of sales of trust's       )    *
      securities                         )
37. Revocation of authority to           )    *
      distribute                         )

38. (a)  Method of distribution          )
                                         )
    (b)  Underwriting agreements         )    Public Offering
                                         )
    (c)  Selling agreements              )

39. (a)  Organization of principal       )    *
           underwriter                   )

    (b)  N.A.S.D. membership by          )    *
           principal underwriter         )

40. Certain fees received by             )    *
      principal underwriter              )

41. (a)  Business of principal           )    Fund Administration
           underwriter                   )

    (b)  Branch offices or principal     )    *
           underwriter                   )

    (c)  Salesmen or principal           )    *
           underwriter                   )

42. Ownership of securities of           )    *
      the trust                          )

43. Certain brokerage commissions        )    *
      received by principal underwriter  )

44. (a)  Method of valuation             )    Prospectus Front Cover Page
                                         )    Summary of Essential Financial
                                         )      Information
                                         )    Fund Operating Expenses
                                         )    Public Offering
    (b)  Schedule as to offering         )    *
           price                         )

    (c)  Variation in offering price     )    *
           to certain persons            )

46. (a)  Redemption valuation            )    Rights of Unitholders
                                         )    Fund Administration
    (b)  Schedule as to redemption       )    *
           price                         )

47. Purchase and sale of interests       )    Public Offering
      in underlying securities           )    Fund Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of       )    Fund Administration
      trustee                            )

49. Fees and expenses of trustee         )    Summary of Essential Financial
                                         )      Information
                                         )    Fund Operating Expenses

50. Trustee's lien                       )    Fund Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's      )
      securities                         )    *

52. (a)  Provisions of trust agreement   )
           with respect to replacement   )    Fund Administration
           or elimination portfolio      )
           securities                    )

    (b)  Transactions involving          )
           elimination of underlying     )    *
           securities                    )

    (c)  Policy regarding substitution   )
           or elimination of underlying  )    Fund Administration
           securities                    )

    (d)  Fundamental policy not          )    *
           otherwise covered             )

53. Tax Status of trust                  )    Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during            )    *
      last ten years                     )


55.                                      )

56. Certain information regarding        )    *

57.   periodic payment certificates      )

58.                                      )

59. Financial statements (Instructions   )   Report of Independent
      1(c) to Form S-6)                  )     Certified Public Accountants
                                         )   Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required

                Preliminary Prospectus Dated May 28, 1997
          Van Kampen American Capital Equity Opportunity Trust

                                                             Series 62
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Trust is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen American Capital Equity Opportunity Trust, Series 58 (Registration No. 333-26491) as filed on May 12, 1997, which shall be used as a preliminary prospectus for the current Series of the Trust.)
                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to United Kingdom tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27 Financial Data Schedule (to be supplied by amendment).
                             Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 62 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 28th day of May, 1997.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 62
                                                            (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                                             (Depositor)


                                          Sandra A. Waterworth
                                          Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 28, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell       Chairman and Chief Executive  )
                     Officer                      )


William R. Molinari President and Chief Operating )
                     Officer

Ronald A. Nyberg    Executive Vice President and  )
                     General Counsel

William R. Rybak    Executive Vice President and  )
                     Chief Financial Officer      )Sandra A. Waterworth
                                                   (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.